UNITED STATES SECURITIES AND EXHANGE COMMISSION

Washington D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Environmental Science and Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29408J 105

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Pending

1.	Names of Reporting Persons
Mark Shefts and Wanda Shefts
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X .
(b) .
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization
United States
Number of Shares	7.	Sole Voting Power: 0
Each Beneficially	8.	Shared Voting Power: 18,407,500
Owned by Reporting	9.	Sole Dispositive Power: 0
Person With	10.	Shared Dispositive Power: 18,407,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,407,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11)
46.9%
14.	Type of Reporting Person (See Instructions)
IN

Item 1.

Security and Issuer

Common Stock, $.0001 par value

Environmental Science and Technologies, Inc.

4 Wilder Dr., #7

Plaistow, New Hampshire 03865

Item 2.

Identity and Background

(a)

Mark Shefts and Wanda Shefts are individuals whose business address is:

(b)

c/o Rushcap Group, Inc.

160 Summit Ave

Montvale, NJ

(c)

Mark Shefts is the President of Rushcap Group, Inc., a corporation that renders business advisory services and whose business address is:

160 summit Ave.

Montvale, NJ

Wanda Shefts is a homemaker.

(d)

Neither Mark nor Wanda Shefts has during the past 5 years been convicted in any criminal proceeding.

(e)

Neither Mark nor Wanda Shefts has during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.

Source and Amount of Funds or Other Consideration

By way of background, the reporting persons used $100,000 of their personal funds to acquire a convertible note of the issuer prior to becoming a more than 10% beneficial owner.  The Note was originally convertible into common stock at the rate of $.125 per share.  In addition, the reporting persons used $125,000 of their personal funds to acquire 10,000,000 shares of the Issuer’s common Stock from the Issuer, as a result of which the reporting persons became a more than 10% beneficial owner.   Subsequent to becoming a more than 10% beneficial owner, and in connection with an amendment and restatement of the note on January 21, 2015, the maturity was extended by one year and the conversion price was changed to $.025. On February 3, 2015, in consideration of a cash payment in the aggregate amount of $20,000, the reporting persons acquired 3,850,000 shares of Issuer common stock in private transactions from two former employees of the Issuer.

Item 4.

(a)-(j)

Purpose of Transaction

The purpose of the transaction by which the reporting person became a more than 10% beneficial owner was to acquire a substantial equity investment in the Issuer’s common stock, equal to the then equity position of the Issuer’s CEO and founder, Michael R. Rosa. In connection with this transaction, Mr. Rosa surrendered to the Issuer for cancellation approximately 6,692,500 shares of the Issuer’s common stock. As a result of these transactions, Mr. Rosa and Mr./Mrs.  Shefts had an equal equity position in the Issuer. Mr. Shefts has the option of becoming CEO and a director of the Issuer.  In the event Mr. Rosa And Mr. Shefts are unable to agree on a third member of the board of directors, Mr. Shefts has the right to appoint the third director. The purpose of the amendment and restatement of the convertible note on January 21, 2015 was to extend the maturity by one year, in consideration for which the issuer agreed to change the conversion price to $.025.

Item 5.

Interest in Securities of the Issuer

A

Mark and Wanda Shefts

Amount: 18,407,500

Percentage: 46.9%

Sole Voting Power: 0

Shared Voting Power: 18,407,500

Sole Dispositive Power: 0

Shared Dispositive Power: 18,407,500

On February 3, 2015, the reporting persons acquired an aggregate of 3,850,000 shares of the Issuer’s common stock from two former employees of the Issuer for aggregate consideration of $20,000 (or $.005 per share).

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, Mr. Rosa and Mr. Shefts have agreed that Mr. Shefts has the option of becoming CEO and a director of the Issuer.  In addition, in the event Mr. Rosa, a director and CEO of the Issuer, are unable to agree on a third member of the board of directors, Mr. Shefts has the right to appoint the third director. If the Board of Directors should determine to discontinue the operations of the Issuer as a result of determining the business is no longer viable, then, subject to compliance with applicable laws, the Issuer will sell its operating businesses to Michael R. Rosa, the current CEO, in exchange for his my surrendering to the Issuer all shares of Issuer Common Stock owned/controlled by him.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1.01 - Investment Agreement dated 07/14/2014 (incorporated by reference to Exhibit 1.01 filed with Schedule 13D on July 24, 2014).

Exhibit 1.02 – Joint Filing Statement (incorporated by reference to Exhibit 1.01 filed with Schedule 13D on July 24, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/05/2015
Date

/s/ Mark Shefts
Mark Shefts

/s/ Wanda Shefts
Wanda Shefts

5